UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, NY 10022

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS LTD. PUBLISHES PROSPECTUS FOR SECURITIES ISSUED PURSUANT TO THE PRIVATE PLACEMENT COMPLETED IN MARCH 2006

New York, New York , May 22, 2006 - XTL Biopharmaceuticals Ltd., (NASDAQ: XTLB; LSE: XTL; TASE: XTL) (”XTLbio”), a biotechnology company focused on the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C, announced today that it has published a prospectus with the United Kingdom Listing Authority in relation to the issuance of 46,666,670 new ordinary shares under the private placement that was completed in March 2006. A registration statement on Form F-1 that was filed by XTLbio in April 2006 is expected to be declared effective by the United States Securities and Exchange Commission later today. XTLbio expects that the 46,666,670 new ordinary shares will be listed on the Official List and be admitted to trading on the London Stock Exchange’s market for listed securities on Thursday, May 25, 2006. ADR’s representing those ordinary shares will begin to trade on Nasdaq thereafter.

ABOUT XTL BIOPHARMACEUTICALS, LTD. XTLbio is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors. In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in hepatitis B liver transplant patients. XTL is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 30, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer